                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                              Hartville Group, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    417287109
                                    ---------
                                 (CUSIP Number)

                                Richard O. Berner
                               c/o John Lang, Inc.
                               485 Madison Avenue
                                   23rd Floor
                            New York, New York 10022
                                 (212) 584-2100
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 1, 2006
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

--------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

                                       1

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 2 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ISLANDIA, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  68,943,034
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              68,943,034
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    68,943,034
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    64.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 3 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN LANG, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  68,943,034
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              68,943,034
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    68,943,034
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    64.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 4 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RICHARD BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  68,943,034
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              68,943,034
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    68,943,034
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    64.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 5 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EDGAR BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  68,943,034
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              68,943,034
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    68,943,034
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    64.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 6 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  68,943,034
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              68,943,034
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    68,943,034
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    64.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 7 of 14 Pages
----------------------                                    ----------------------

         The following  constitutes  Amendment No. 1 ("Amendment  No. 1") to the
Schedule 13D initially  filed by Islandia,  L.P. This Amendment No. 1 amends the
Schedule 13D as specifically set forth.

         Item 2 is hereby amended and restated to read as follows:

Item 2.  IDENTITY AND BACKGROUND.

         (a)  This  statement  is filed by Islandia,  L.P.,  a Delaware  limited partnership ("Islandia"), John Lang, Inc., a New York corporation ("John Lang"),
Richard  Berner,  Edgar  Berner  and Thomas  Berner.  Each of the  foregoing  is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

         John Lang is the general partner of Islandia.  Richard Berner serves as
President of John Lang.  Each of Edgar Berner and Thomas Berner serves as a Vice
President of John Lang. By virtue of their respective  positions with John Lang, each of Richard  Berner,  Edgar  Berner and Thomas  Berner has the sole power to vote and dispose of the shares of Common Stock  beneficially  owned by Islandia.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         (b)  The principal business address of each of the Reporting Persons is
485 Madison Avenue, 23rd Floor, New York, New York 10022.

         (c)  The principal business of Islandia is purchasing, selling, trading and investing in securities  and other  investments.  The principal  business of
John Lang is managing investments, which includes serving as the general partner of Islandia.  The principal occupation of Richard Berner is serving as President of John Lang. The principal occupation of each of Edgar Berner and Thomas Berner is serving as a Vice President of John Lang.

         (d)  No  Reporting  Person  has,  during  the  last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

         (e)  No Reporting Person has, during the last five years, been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Each of  Richard  Berner,  Edgar  Berner  and  Thomas  Berner is a
citizen of the United States of America.

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 8 of 14 Pages
----------------------                                    ----------------------

         Item 3 is hereby amended and restated to read as follows:

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The  aggregate  purchase  price of the  Company's  securities  owned by
Islandia is $5,876,234.23. Such securities were acquired with partnership funds.

         Item 4 is hereby amended and restated to read as follows:

Item 4.  PURPOSE OF TRANSACTION.

         Pursuant to a Securities Purchase  Agreement,  dated as of November 26,
2004 (the "2004  Purchase  Agreement"),  Islandia  purchased  from the Company a convertible  debenture  due  November  26,  2006  in  the  principal  amount  of
$1,998,640 (the "2004  Debenture")  and a warrant to purchase  888,284 shares of
Common Stock (the "2004 Warrant").  Also on such date,  Islandia  purchased from the Company 1,766,053 shares of Common Stock. The 2004 Debenture was convertible into Common Stock at a conversion  price equal to the lesser of $2.25 and 80% of the average of the five closing prices immediately prior to the conversion date, but in any event not less than $0.95.  The 2004 Warrant has an exercise price of
$0.95 and expires on November  26, 2009.  The Company was  obligated to register for resale the shares of Common Stock underlying the 2004 Debenture and the 2004
Warrant  pursuant to the terms of a  registration  rights  agreement  (the "2004
Registration  Rights  Agreement").  Each of the 2004  Purchase  Agreement,  2004
Debenture,  2004 Warrant and 2004  Registration  Rights Agreement is filed as an exhibit hereto and incorporated herein by reference.

         Pursuant to an Interest Amendment and Waiver Agreement, effective as of
September 30, 2005 (the "Amendment Agreement"), the Company issued to Islandia a convertible  debenture  due  November  26,  2006  in  the  principal  amount  of
$199,844.35  (the "2005  Debenture") and a warrant to purchase 999,222 shares of
Common  Stock (the "2005  Warrant").  The 2005  Debenture  and 2005 Warrant were issued to Islandia in  consideration  for its waiver of certain  defaults by the
Company under the 2004 Registration  Rights Agreement.  The Amendment  Agreement
also  adjusted the exercise  price of the 2004 Warrant from $0.95 to $0.01.  The
2005 Debenture was convertible  into Common Stock at a conversion price equal to
$0.20 per share.  The 2005 Warrant has an exercise price of $0.01 and expires on
September 30, 2010. Each of the Amendment Agreement,  the 2005 Debenture and the
2005 Warrant is filed as an exhibit hereto and incorporated herein by reference.

         Pursuant to a Securities Purchase Agreement,  dated as of July 31, 2006
(the  "2006  Purchase  Agreement"),   Islandia  purchased  from  the  Company  a
convertible debenture due July 31, 2009 in the principal amount of $2,531,645.67
(the "2006  Debenture")  and a warrant to purchase  25,316,456  shares of Common
Stock (the "2006 Warrant").  The 2006 Debenture is convertible into Common Stock at a conversion price equal to $0.10 per share. The 2006 Warrant has an exercise price of $0.10 and  expires  on July 31,  2010.  The  Company  is  obligated  to register for resale the shares of Common Stock underlying the 2006 Debenture and the 2006 Warrant  pursuant to the terms of a registration  rights agreement (the
"2006 Registration Rights Agreement"). Each of the 2006 Purchase Agreement, 2006
Debenture,  2006 Warrant and 2006  Registration  Rights Agreement is filed as an exhibit hereto and incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 9 of 14 Pages
----------------------                                    ----------------------

         Effective  August 1,  2006,  pursuant  to a  Conversion  Agreement  and
Release  (the  "Conversion   Agreement"),   Islandia   converted  the  aggregate
outstanding  principal  amount of its 2004  Debenture and 2005 Debenture into an aggregate of  14,656,563  shares of Common Stock at a conversion  price of $0.15 per share. Prior to the effective date of the Conversion  Agreement,  Islandia's ability to acquire  beneficial  ownership of the Common Stock was  contractually capped at 4.9% of the  outstanding  Common Stock.  The  Conversion  Agreement is filed as an exhibit hereto and incorporated herein by reference.

         Islandia  acquired the above  securities of the Company for  investment purposes.  No  Reporting  Person has any present  plan or  proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of  Schedule  13D,  except  for the sale of shares of Common  Stock in ordinary brokerage transactions.

         Item 5 is hereby amended and restated to read as follows:

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)  The aggregate  percentage of shares of Common Stock reported owned by each Reporting Person is based upon 54,799,885 shares  outstanding,  which is the total  number of shares  outstanding  as reported in the  Company's  Current
Report on Form 8-K, as filed with the  Securities  and  Exchange  Commission  on
August 4, 2006.

         As of the close of  business on August 1, 2006,  Islandia  beneficially owned 68,943,034  shares of Common Stock (consisting of (i) 16,422,616 shares of
Common Stock (including 14,656,563 shares of Common Stock issued upon conversion of the 2004 Debenture and 2005 Debenture) owned by Islandia, (ii) 888,284 shares of Common Stock issuable upon exercise of the 2004 Warrant, (iii) 999,222 shares of Common Stock  issuable  upon exercise of the 2005  Warrant,  (iv)  25,316,456 shares of Common Stock  issuable upon  conversion of the 2006  Debenture and (v)
25,316,456  shares of Common Stock  issuable upon exercise of the 2006 Warrant), constituting approximately 64.2% of the Common Stock outstanding. As the general partner of Islandia,  John Lang may be deemed to beneficially own the 68,943,034 shares of Common Stock owned by Islandia,  constituting  approximately  64.2% of the Common Stock outstanding.  As the President of John Lang, Richard Berner may
be deemed to  beneficially  own the  68,943,034  shares of Common Stock owned by
Islandia, constituting approximately 64.2% of the Common Stock outstanding. As a
Vice  President  of John Lang,  each of Edgar  Berner  and Thomas  Berner may be deemed to  beneficially  own the  68,943,034  shares of  Common  Stock  owned by
Islandia, constituting approximately 64.2% of the Common Stock outstanding. Each of  John  Lang,  Richard  Berner,  Edgar  Berner  and  Thomas  Berner  disclaims beneficial ownership of the shares of Common Stock owned by Islandia.

         (b)  By virtue  of their  respective  positions  with  John  Lang,  the general  partner of Islandia,  each of Richard  Berner,  Edgar Berner and Thomas
Berner has sole  voting  and  dispositive  power  with  respect to the shares of
Common Stock owned by Islandia.

         (c)  Pursuant to the 2006 Purchase  Agreement,  Islandia purchased from the  Company  for an  aggregate  subscription  amount  of  $2,000,000  the  2006
Debenture,  which is convertible into 25,316,456 shares of Common Stock, and the

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 10 of 14 Pages
----------------------                                    ----------------------

2006 Warrant to purchase 25,316,456 shares of Common Stock.  Effective August 1,
2006,  pursuant to the Conversion  Agreement,  Islandia  converted the aggregate outstanding  principal  amount of its 2004  Debenture and 2005 Debenture into an aggregate of  14,656,563  shares of Common Stock at a conversion  price of $0.15 per share.

         (d)  No person  other than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the shares of Common Stock reported hereby.

         (e)  Not applicable.

         Item 6 is hereby amended and restated to read as follows:

Item 6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

         On August 10, 2006, the Reporting  Persons  entered into a Joint Filing
Agreement  in which the parties  agreed to the joint filing on behalf of each of them of  statements  on  Schedule  13D with  respect  to the  securities  of the
Company.

         Other than as described herein,  there are no contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Company.

         Item 7 is hereby amended and restated to read as follows:

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.   Joint Filing  Agreement by and among  Islandia,  L.P.,  John Lang,
              Inc., Richard Berner,  Edgar Berner and Thomas Berner dated August
              10, 2006.

         2.   2004 Securities Purchase Agreement.

         3.   2004 Debenture.

         4.   2004 Warrant.

         5.   2004 Registration Rights Agreement.

         6.   Amendment Agreement.

         7.   2005 Debenture.

         8.   2005 Warrant.

         9.   2006 Securities Purchase Agreement.

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 11 of 14 Pages
----------------------                                    ----------------------

         10.  2006 Debenture.

         11.  2006 Warrant.

         12.  2006 Registration Rights Agreement.

         13.  Conversion Agreement.

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 12 of 14 Pages
----------------------                                    ----------------------

                                   SIGNATURES

         After  reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:   August 10, 2006                     ISLANDIA, L.P.

                                             By: John Lang, Inc.
                                                 General Partner

                                             By: /s/ Edgar Berner
                                                 -------------------------------
                                                 Edgar Berner, Vice President

                                             JOHN LANG, INC.

                                             By: /s/ Edgar Berner
                                                 -------------------------------
                                                 Edgar Berner, Vice President

                                             /s/ Richard Berner
                                             -----------------------------------
                                             Richard Berner

                                             /s/ Edgar Berner
                                             -----------------------------------
                                             Edgar Berner

                                             /s/ Thomas Berner
                                             -----------------------------------
                                             Thomas Berner

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 13 of 14 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

         Exhibit                                                            Page
         -------                                                            ----

1.       Joint Filing Agreement by and among Islandia, L.P., John             14
         Lang, Inc., Richard O. Berner, Edgar R. Berner and
         Thomas Berner, dated August 10, 2006.

2.       2004 Securities Purchase Agreement.                                  (1)

3.       2004 Debenture.                                                      (1)

4.       2004 Warrant.                                                        (1)

5.       2004 Registration Rights Agreement.                                  (1)

6.       Amendment Agreement.                                                 (2)

7.       2005 Debenture.                                                      (2)

8.       2005 Warrant.                                                        (2)

9.       2006 Securities Purchase Agreement.                                  (3)

10.      2006 Debenture.                                                      (3)

11.      2006 Warrant.                                                        (3)

12.      2006 Registration Rights Agreement.                                  (3)

13.      Conversion Agreement.                                                (3)

(1)      Incorporated  by reference to the Company's  Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2004.

(2)      Incorporated  by reference to the Company's  Current Report on Form 8-K filed with the Securities and Exchange Commission on October 27, 2005.

(3)      Incorporated  by reference to the Company's  Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2006.

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 14 of 14 Pages
----------------------                                    ----------------------

                      JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on  Schedule  13D dated  August 10, 2006
(including  amendments  thereto)  with  respect to the Common Stock of Hartville
Group,  Inc.  This Joint Filing  Agreement  shall be filed as an Exhibit to such
Statement.

Dated:   August 10, 2006                     ISLANDIA, L.P.

                                             By: John Lang, Inc.
                                                 General Partner

                                             By: /s/ Edgar Berner
                                                 -------------------------------
                                                 Edgar Berner, Vice President

                                             JOHN LANG, INC.

                                             By: /s/ Edgar Berner
                                                 -------------------------------
                                                 Edgar Berner, Vice President

                                             /s/ Richard Berner
                                             -----------------------------------
                                             Richard Berner

                                             /s/ Edgar Berner
                                             -----------------------------------
                                             Edgar Berner

                                             /s/ Thomas Berner
                                             -----------------------------------
                                             Thomas Berner